RYVYL Inc..

3131 Camino Del Rio North, Suite 1400

San Diego, CA 92108

July 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryvyl, Inc.
Registration Statement on Form S-1
Initially filed February 14, 2025, as amended
File No. 333-284986

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ryvyl, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 5:00 p.m., Eastern Time, on Monday, July 14, 2025 (the “Effective Time”). The Company hereby grants to each of Sarah W. Williams, Esq. and Scott M. Miller, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Fredi Nisan
Fredi Nisan
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP